UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İsmet İnönü Caddesi No:20

Küçükyalı B Blok Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated May 7, 2026 announcing the results of the registrant's Annual General Assembly.

Istanbul, May 7, 2026

Announcement Regarding the Results of the Annual General Assembly

The following decisions were taken at the Ordinary General Assembly of our Company pertaining to the year 2025, which was held on May 7, 2026:

•	The consolidated financial statements for the fiscal year 2025 were approved.

•	The Company’s Sustainability Report for the year 2025, prepared in compliance with the Turkish Sustainability Reporting Standards, was approved.

•	The Board Members were individually released from activities and operations of the Company pertaining to the year 2025.

•	The Board of Directors’ proposal to set the 2026 donation limit at up to 1% of Turkcell Türkiye segment revenues, based on the previous fiscal year’s consolidated financial statements prepared in accordance with Capital Markets Board regulations, was approved.

•	The compensation of the members of the Board of Directors was resolved.

•	The appointment of PwC Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi as the independent audit firm for auditing of the accounts and financials, pursuant to Turkish Commercial Code and the Capital Markets Legislation, and also for the sustainability assurance audit for the year 2026, was approved.

•	The distribution of a cash dividend for fiscal year 2025 in a gross amount of TRY 8,800,000,000, corresponding to a gross dividend of TRY 4.0000000 and a net dividend of TRY 3.4000000 per ordinary share with a nominal value of TRY 1, payable on December 9, 2026, in accordance with the announced dividend distribution and dividend per share tables, was approved.

•	Board Members were permitted, in accordance with Articles 395 and 396 of the Turkish Commercial Code, to engage directly or on behalf of others in activities falling within or outside the scope of the Company’s operations, to participate in companies operating in the same line of business, and to perform other related transactions.

Herewith enclosed as an annex is the Dividend Distribution Table.

The minutes and the list of participants at the General Assembly are available in Turkish on our company website.

Approved Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Approved Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)	Approved Cash Dividend Date
4.0000000	3.4000000	09.12.2026

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: May 7, 2026	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: May 7, 2026	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer